FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

CALL NOTICE TO THE

SPECIAL GENERAL SHAREHOLDERS’ MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby called to meet on May 9th, 2014, at 10:00AM (São Paulo time), at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Brigadeiro Luís Antonio, no. 3.142, suite 1, to vote the hereunder agenda:

(i)                   Amendment to Company’s Bylaws, in compliance with Company’s Management Proposal and as herein indicated: Amendment to Article 14, in order to include a paragraph avoiding the same person to simultaneously holds the chair of Chairman of Company’s Board of Directors and Chief Executive Officer;

(ii)                 Termination of the Stock Option Plan “Ações com Açúcar”, previously approved by the General Shareholders Meeting held on December 20, 2006, for further stock options issuance, with no prejudice of current stock option issued, which shall remain in full force under its terms and conditions;

(iii)                Approval of Company’s Stock Option Plan and its respective Stock Option Standard Agreement;

(iv)                Approval of Company’s Stock Option Compensation Plan, and its respective Stock Option Standard Agreement.

Copies of all documents related to agenda provided for above are, as per CVM Rule 481/09, available for consultation by the shareholders at the Company’s headquarters, at the Company´s investors relations website (www.gpari.com.br) and at the website of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

The shareholders and its proxies shall present themselves in possession of appropriate personal ID. The Company kindly requests all shareholders that wish to participate at the General Meeting referred to herein by means of an attorney-in-fact to deliver the relevant proxies granting special powers for purposes of shareholders representation, as well as the appropriate documents containing their corresponding equity interest in the Company, at least seventy-two (72) hours prior to the date set for the holding of the General Meeting. Such documents shall be delivered to the Corporate Legal Department of the Company, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Brigadeiro Luís Antonio, nº 3.142.

São Paulo, April 24, 2014.

JEAN-CHARLES HENRI NAOURI

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.